A FAIRNESS OPINION

Regarding The Proposed Acquisition Of Shares Of
GREAT CHINA MINING INC. by CONTINENTAL MINERALS CORPORATION

Prepared for:
GREAT CHINA MINING INC.
World Trade Center, Suite 536-999 Canada Place
Vancouver BC Canada V6E 3E2
Tel 1-604-641-1366           Fax 1-604-641-1377
www.greatchinamining.com

Prepared by:

ROSS GLANVILLE & ASSOCIATES LTD.
7513 PANDORA DRIVE, BURNABY, B.C., V5A3W1
604-291-6731
glanville@telus.net

MAY 15, 2006
AMENDED AUGUST 9, 2006

Fairness Opinion	Great China Mining Inc. 2006	i

A FAIRNESS OPINION

Regarding The Proposed Acquisition Of Shares Of
GREAT CHINA MINING INC. by CONTINENTAL MINERALS CORPORATION

TABLE OF CONTENTS

EXECUTIVE SUMMARY

1.0	INTRODUCTION AND TERMS OF REFERENCE
	1.1	ENGAGEMENT TERMS
	1.2	CREDENTIALS OF GLANVILLE
	1.3	SCOPE OF REVIEW
	1.4	KEY ASSUMPTIONS AND LIMITATIONS
	1.5	COMPLIANCE WITH CIMVAL

2.0	ACQUISITION AGREEMENT

3.0	XIETONGMEN MINERAL DEPOSIT
	3.1	PROPERTY INTERESTS
	3.2	REGIONAL GEOLOGY
	3.3	LOCAL GEOLOGY
	3.4	MINERAL TITLE
	3.5	PORPHYRY COPPER DEPOSIT
	3.6	EXPLORATION HISTORY
	3.7	2005 EXPLORATION PROGRAM
	3.8	MINERAL RESOURCES
	3.9	PRELIMINARY METALLURGICAL TESTING
	3.10	2006 EXPLORATION PROGRAM

4.0	DONGGAPU, ZEMODUOLA, AND BANONGLA PROPERTIES

5.0	OTHER MINERAL PROPERTIES OF GREAT CHINA

6.0	GREAT CHINA MINING, INC
	6.1	OVERVIEW
	6.2	WORKING CAPITAL
	6.3	OTHER ASSETS / LIABILITIES
	6.4	SHARE STRUCTURE
	6.5	SHARE TRADING HISTORY

7.0	CONTINENTAL MINERALS CORPORATION
	7.1	OVERVIEW
	7.2	WORKING CAPITAL
	7.3	OTHER ASSETS / LIABILITIES
	7.4	SHARE STRUCTURE
	7.5	SHARE TRADING HISTORY

8.0	DEFINITION OF FAIRNESS

9.0	RELATIVE VALUES

10.0	FAIRNESS CONSIDERATIONS

11.0	FAIRNESS OPINION

12.0	REFERENCES

13.0	CERTIFICATE OF ROSS GLANVILLE

14.0	CERTIFICATE OF BARRY PRICE

A FAIRNESS OPINION

Regarding The Proposed Acquisition Of Shares of
GREAT CHINA MINING INC. by CONTINENTAL MINERALS CORPORATION

EXECUTIVE SUMMARY

Ross Glanville & Associates Ltd. (“Glanville”) has been retained by the Board of Directors of Great China Mining, Inc. (“Great China”) to determine the fairness to the shareholders of Great China of the proposed acquisition of all of the shares of Great China by Continental Minerals Corporation (“Continental”). In order to provide the Fairness Opinion, Glanville reviewed the relative share trading price histories of Great China and Continental, estimated and reviewed preliminary net asset values of the Xietongmen mineral deposit (the major assets of each of Continental and Great China are their respective beneficial interests in Xietongmen), considered other assets of Great China and Continental, noted the terms of the most recent financings of each company, and obtained the December 31, 2005, financial positions of the companies, among other things.

According to an agreement (announced on April 13, 2006) between Great China and Continental, Great China shareholders have been offered 36 million shares of Continental in exchange for all of their Great China shares, with warrants and options of Great China being exchanged for warrants and options of Continental in proportion to the share exchange ratio. The foregoing is equivalent to an exchange ratio of 8.7843 shares1 of Great China for each one share of Continental. Upon completion of the proposed acquisition, Great China will own approximately 40% of the then-outstanding shares of the combined company. The foregoing acquisition (business combination) is subject to a number of conditions, including shareholder and regulatory approval.

Great China is an exploration company focusing on identifying, acquiring, and developing mineral resources in the Peoples Republic of China. The Company’s major asset is its interest in the Xietongmen copper-gold porphyry deposit, located in Tibet, China. Great China’s common stock is traded on the NASD Electronic Bulletin Board under the symbol “GCHA.OB”. The average closing share prices in March and April 2006 (to April 12 – the day before the announcement of the acquisition) were US$0.152 2 and US$0.145, respectively, or about Cdn$0.175 and Cdn$0.167, respectively. Working capital (mostly cash) is approximately Cdn$4.0 million.

Continental’s principal business activity is the acquisition, exploration, and development of mineral properties. Over the past two years, Continental has focused its efforts on the Xietongmen property in China, and Continental has earned a beneficial interest of 60%. Continental’s common stock is traded on the TSX Venture Exchange (“TSVX”) under the symbol “KMK”. The average closing share prices in March and April (to April 12) 2006 were $1.57 and $1.74, respectively. Working capital (mostly cash) is

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1 This exchange ratio is subject to adjustment for certain stated events which are set out in the Merger Agreement. The Amendment to the Registration Statement refers to 8.7871 shares; however, this very small difference (8.7871 versus 8.7843) is not material to the Fairness Opinion.
2 All dollars in this report are Canadian dollars, unless specifically stated otherwise. However, it should be noted that the financial statements of Great China are expressed in US dollars, while those of Continental are expressed in Canadian dollars.

approximately $6.0 million.

The Xietongmen copper-gold deposit is located 240 kilometers southwest of Lhasa, Tibet, China. During 2005, 62 holes were drilled (20,932 meters) to test the distribution and grade of the copper and gold mineralization.

At a copper-equivalent cutoff grade of 0.5%, Continental estimated that the deposit contains a Measured Resource of about 106.3 million tonnes with an average grade of 0.49% copper and 0.73 grams of gold per tonne, to give a copper-equivalent grade3 of 0.91%, and an Inferred Resource of 28.8 million tonnes with an average grade of 0.43% copper and 0.59 grams/tonne gold, for a copper-equivalent grade of 0.78% copper.

At the same cutoff, Wardrop Engineering Inc. estimated (see their Technical Report on the Resource Audit of the Xietongmen Project, dated March 24, 2006) a Measured Resource of 118.6 million tonnes with an average grade of 0.43% copper and 0.73 grams of gold per tonne, to give a copper- equivalent grade4 of 0.85% . The Inferred Resource estimated by Wardrop, at a cutoff grade of 0.5% copper-equivalent is 14.0 million tonnes with an average grade of 0.34% copper and 0.67 grams of gold per tonne, to give a copper equivalent of 0.73% .

Both the estimates of resources made by Continental and by Wardrop are Current Mineral Resources compliant with National Instrument 43-101.

The deposit is open in several directions, and additional drilling is ongoing – seven drill rigs are currently active. The planned 2006 program is for about 40,000 meters of drilling to expand the Xietongmen resource, to upgrade the inferred resources to a measured and/or indicated category, and to drill test other targets on the property. Although the current exploration is at an altitude of 4,200 meters, the infrastructure in the area is reasonably good. A paved highway and a hydroelectric transmission line pass within two kilometers of the southern boundary of the property, the development of a rail system to Lhasa is underway, and water is available from the nearby river and existing wells. Initial metallurgical testing resulted in good recoveries from the supergene and hypogene samples.

The recent trading price histories of Great China and Continental are summarized below:

	Great China	Continental
Closing Share Prices on April 12:	$0.161[5]	$1.89

High Trading Prices in April[6] 2006:	$0.195	$2.00
Low Trading Prices in April 2006:	$0.149	$1.56
Average Closing Prices in April 2006:	$0.167	$1.74

High Trading Prices In Past Year[7] :	$0.333	$2.00
Low Trading Prices In Past Year:	$0.038	$0.94

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3 See the Continental technical report for the determination of copper-equivalent grade.
4 See the Wardrop report for the determination of copper-equivalent grade.
5 The actual closing price was US$0.14, or Cdn$0.161, based on an exchange rate of US$0.87 equal to Cdn$1.00.
6 To April 12, 2006
7 To April 12, 2006

Based on the closing share trading prices of Great China and Continental on April 12, 2006, Continental would be paying a premium of about one third for all of the shares of Great China ($1.89 divided by the product of multiplying $0.161 by 8.7843 equals 1.336, or a 33.6% premium). Such a premium for control (shareholders of Continental would own about 60% of the combined company) is reasonable, especially considering the fact that Great China has a minority interest in the Xietongmen project (40%). However, it should be noted that Great China has the right to earn interests in three properties that ‘surround’ Xietongmen. This additional value is, in Glanville’s opinion, offset by the fact that a minority discount should be applied to Great China’s interest in Xietongmen.

In addition to the foregoing calculations, Glanville considered a number of other factors, some of which are set out below:

-	the fact that Continental has earned a 60% interest
-

the fact that the Xietongmen property is the main asset of each company, and the fact that the percentage shareholdings in the combined company by shareholders of Great China and Continental will be about 40% and 60%, respectively – the same beneficial interests in Xietongmen that each company has

-	the “track record” of success in exploration and development by the principals of Continental
-	the relative working capital positions of each company as at April 30, 2006, and the estimated relative working capital positions at the time Continental earned its 60% interest
-	the prior financings of each company
-	the indicated value of the Xietongmen deposit, based on comparables (dollars per ounce of contained gold and cents per pound of contained copper in the resource)
-	the ownership dilution implications of the transaction
-	the numbers and exercise prices of the options and warrants of each of Great China and Continental
-	the technical and financial expertise of the proposed management and board of directors of the combined company
-	the size and financial strength of the combined company
-	the operating experience of the Hunter Dickinson group at the Gibraltar Mine in British Columbia
-	the expertise of the skilled technical staff (including geoscientists and mining engineers) of the Hunter Dickinson group, who have worked on a number of similar projects throughout the world
-	the fact that Great China would have to raise substantial financing to maintain its interest in the Xietongmen Project, or have its interest diluted
-	the promotional and fund-raising track record of the principals of Continental
-	the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate public companies
-	the interests that Great China may earn (by completing the option earn-in requirements) in the mineral properties ‘surrounding’ Xietongmen, Donggapu, Banongla, and Zemoduola
-	the offer by Continental for the minority interests in Donggapu, Banongla, and Zemoduola
-	the elimination of the duplication of stock exchange filings
-	the recent volumes and trading ranges of the companies’ shares
-	the synergies in exploration/development/construction that will likely be realized with the projects under the control of one company

As a result of the foregoing, it is Glanville’s opinion that the proposed exchange ratio of 8.7843 shares of Great China for each one share of Continental (resulting in the shareholders of Great China owning about 40% of the shares of the combined company8) is fair, from a financial point of view, to the shareholders of Great China. However, Glanville expresses no opinion as to the expected trading price of the shares of Continental if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Great China or Continental.

This fairness opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors, regulatory authorities, and shareholders of Great China, but may not be used or relied upon by any other person without express prior written consent. However, Glanville consents to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

______________________________
8 This is based on the assumed exercise of all of the Continental warrants with an exercise price of $1.05 per share. If that occurs, the issued shares of Continental would then be 53,057,571. Assuming that 36 million shares are issued for all of the shares of Great China, Great China would own just over 40% of the shares of the combined company (36 million divided by ‘the sum of 53,057,571 plus 36,000,000’ equals 40.4%) . Although Continental has about 2.8 million options, these are reasonably close to the present share trading price of Continental, and therefore would not have a material ‘dilutive’ effect.

A FAIRNESS OPINION

\Regarding The Proposed Acquisition Of Shares of
GREAT CHINA MINING INC. by CONTINENTAL MINERALS CORPORATION

1.0        INTRODUCTION AND TERMS OF REFERENCE

1.1       ENGAGEMENT TERMS

Ross Glanville & Associates Ltd. (“Glanville”) has been retained by the Board of Directors of Great China Mining, Inc. (“Great China”) to determine the fairness to the shareholders of Great China of the proposed acquisition of all of the shares of Great China by Continental Minerals Corporation (“Continental”). Under the terms of the engagement, Glanville will be paid a fee and will be reimbursed for his out-of-pocket expenses. The payment of the fee in connection with this engagement is not dependent upon the fairness opinion rendered. Glanville is an independent arm’s-length consultant who does not have a financial interest (nor does he expect to have any future interest), directly or indirectly, in Great China or Continental (or their subsidiary or associated companies), nor does he expect any consideration other than the fee and expenses for the preparation of this report. Glanville expresses no opinion, nor has he been requested to do so, as to the expected trading price of Continental if the proposed transaction is completed.

1.2        CREDENTIALS OF GLANVILLE

Ross Glanville & Associates Ltd. is a company specializing in valuations of public and private companies and mineral exploration and development properties, as well as providing fairness opinions and litigation support (such as being an expert witness in court cases involving valuation disputes) related to financial and technical issues. The president, Ross Glanville, graduated from the University of British Columbia in 1970 with a Bachelor of Applied Science Degree (Mining Engineering) and became a member of the Association of Professional Engineers of British Columbia in 1972 (P.Eng.). In 1974, Glanville obtained a Master of Business Administration Degree (MBA), specializing in finance and securities analysis. In 1980, Glanville became a member of the Certified General Accountants of B.C. (CGA). He is also a member of the Canadian Association of Mineral Valuators.

Glanville has provided a large number of fairness opinions (more than 200) for mergers, amalgamations, and acquisitions of public and private companies. These assignments were undertaken for investment dealers, regulatory bodies (including stock exchanges), banks, various government agencies, venture capital firms, forestry companies, mining and exploration companies, oil and gas companies, and others.

Glanville has valued more than five hundred mining and exploration companies in Canada, the U.S.A., Australia, and Mexico, as well as over one hundred and fifty in many other areas of the world, including

Africa, South America, Europe, and Asia. He has formed public companies (listed on the Toronto Stock Exchange, the Australian Stock Exchange, NASDAQ, and the TSX Venture Exchange) and has served on the Boards of Directors of three companies with producing mines. Glanville has also acted in more than 50 court cases and assessment appeal board hearings in Canada, the U.S.A., Australia, and the U.K. He has written several articles, and given many presentations, related to the valuation of exploration and mining companies. Some of these articles were published by the United Nations, the Society of Mining Engineers, and by various Canadian magazines and newspapers.

1.3        SCOPE OF REVIEW

In order to prepare this Fairness Opinion, Glanville carried out the following, among other things:

-	read technical reports on the Xietongmen deposit in China, including the Technical Report on the Resource Audit prepared by Wardrop Engineering Inc. (dated March 24, 2006)
-	reviewed the draft Share Exchange Agreement, dated March 31, 2006
-	reviewed the Shareholders Agreement dated December 2004
-	reviewed the Option Agreement (dated December 24, 2004) related to the Xietongmen property
-	had correspondence and/or discussions with directors/officers/management of Great China and Continental
-	read a number of marketing reports related to the supply/demand balance and price outlooks for copper and gold
-	read news releases of Continental and Great China
-	reviewed information on the websites of Great China and Continental
-	reviewed a number of transactions related to the purchase/sale of mining exploration and development projects
-	read the financial statements of Great China and Continental for the period ended December 31, 2005
-	obtained prior expenditures by Continental and Great China on their mineral exploration properties
-	prepared preliminary discounted cash flow projections for the Xietongmen deposit
-	determined market capitalizations of listed companies with similar or comparable mineral exploration properties
-	obtained the working capital positions of Great China and Continental
-	reviewed the share trading histories of Continental and Great China
-	obtained details of the outstanding options and warrants of Great China and Continental
-	reviewed the Mineral Property Lease and Option Agreements related to three mineral properties – Donggapu, Banongla, and Zemoduola (dated April 8, March 18, and March 25, 2006, respectively).
-	reviewed independent analyst reports on the Xietongmen deposit
-	attended presentations by Continental and Great China
-	reviewed the Form 10-KSB of Great China for the year ended December 31, 2005
-	reviewed the Form 20-F of Continental for the year ended December 31, 2004
-	carried out such other reviews, calculations, analyses, research and investigations deemed appropriate

1.4        KEY ASSUMPTIONS AND LIMITATIONS

In providing this Fairness Opinion, Glanville assumed and relied upon the accuracy and completeness of all technical, financial, and other information furnished to him by Continental and Great China, and their consultants and representatives. He has not undertaken any specific independent verification of such information (although data was reviewed to determine its “reasonableness”). However, Glanville has no reason to believe that the information provided to him is not accurate or complete, and has not been denied access to any information that he requested from the management of the companies.

Glanville decided upon the methodologies to be utilized in this Fairness Opinion, and did not request or receive suggestions as to the methodologies that might have been utilized by the management of the companies. Glanville has relied upon technical reports provided, discussions with executives/officers of Great China and Continental, information provided by management/directors, option and shareholder agreements as presented, and results to date.

It should be noted that this report is a Fairness Opinion, not a technical report. As a result, Glanville has only provided brief summaries of the information provided in the technical reports prepared by other professionals. Those reports should be reviewed for details regarding geology, mineralization, claim locations, detailed agreements, and exploration/development histories.

Great China acknowledges that the services of Ross Glanville & Associates Ltd. (“Glanville”) are provided in an advisory capacity only, and that Glanville is not liable for losses, damages, or other claims that may result from or be alleged to result from any application or use that Great China and/or others may make of such information and data. Great China hereby waives, releases, indemnifies and agrees to hold Glanville harmless from any and all liability for losses, damages, legal costs, and other claims arising from the fairness opinion and/or related issues. Great China hereby waives the right to commence any lawsuit against Glanville, and will pay (in a timely manner) any legal costs incurred by Glanville as a result of any lawsuit related to this Fairness Opinion. Glanville has not conducted a review of the mineral titles, ownership, or environmental obligations, and consequently Glanville will not express any opinion on these subjects. Glanville does not accept any responsibility for errors or omissions pertaining to information provided by Great China, Continental, or their lawyers, directors, agents, or other related parties.

Glanville reserves the right to amend or withdraw this Fairness Opinion in certain circumstances, including in the event that there occurs a material change of facts or representations upon which Glanville has relied, or in the event that Glanville reasonably concludes that the information provided, or any representation he has relied upon, contains an untrue statement of material fact or omits to state a material fact that, in his reasonable opinion, would make this Fairness Opinion untrue or inaccurate in any material respect. However, Glanville is under no obligation to make any subsequent changes or provide notification to anyone of such changes to the information. The management and directors of Great China and Continental should inform Glanville if anything in this report is, in their opinion, inaccurate or misleading in any way.

1.5        CIMVAL STANDARDS

The Canadian Stock Exchanges (TSXV and TSX) require that CIMVal Standards (Canadian Institute of Mining, Metallurgy and Petroleum Standards and Guidelines for Valuations of Mineral Properties) be used by Issuers and their professional advisors when preparing valuations and valuation reports on mineral properties. The CIMVal Standards are limited to Valuations of Mineral Properties (including any interests therein), and do not cover fairness opinions or valuations of corporations or other entities that hold Mineral Properties as assets. As a result, the CIMVal standards are not applicable to this fairness opinion. However, Glanville has generally complied with the CIMVal Standards published in February, 2003. Glanville is a Qualified Valuator and Qualified Person as defined in S1.0 (Definitions) of the CIMVal Standards. He has not been to the mineral properties of Great China and Continental. Glanville was engaged by Great China to provide a Fairness Opinion, and will be paid a fee (plus out-of-pocket expenses and GST), based on a consulting hourly rate and the time required to prepare the Fairness Opinion. Glanville has set out the assumptions and input parameters in this Fairness Opinion, and believes that they are reasonable and appropriate based on industry standards. Major risks include the uncertainty of future exploration results, the future prices of commodities (including gold and copper), changes to government regulations, other risks related to operating in China, and general environmental concerns. Glanville has not prepared a previous valuation or fairness opinion for Great China or Continental in the past two years. The technical reports should be referred to for detailed geological information; and this Fairness Opinion only summarizes portions of the reports.

2.0        PROPOSED BUSINESS COMBINATION

According to an agreement (announced on April 13, 2006) between Great China and Continental, Great China shareholders have been offered 36 million shares of Continental in exchange for all of their Great China shares, with options of Great China being exchanged for options of Continental in proportion to the share exchange ratio9. The foregoing is equivalent to an exchange ratio of 8.7843 shares of Great China for each 1.0 shares of Continental. The exchange ratio is premised on the number of issued and outstanding shares (and the fully-diluted share capitalization) of each company as follows:

COMPANY	ISSUED AND OUTSTANDING	FULLY DILUTED
Great China Mining Inc.	316,235,950	318,635,950
Continental Minerals Corporation	47,452.571	55,840,838

Upon completion of the proposed acquisition, Great China will own approximately 40% of the then-outstanding shares of the combined company10. The foregoing acquisition (business combination) is

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9 As a result, Continental will issue 113,840 share purchase options exercisable at Cdn$1.02 per share (1,000,000 Great China options at an exercise price of US$0.10 per share - 1,000,000 divided by 8.7843 equals 113,840, and 8.7843 multiplied by US$0.10 and divided by an exchange rate of 0.86 equals $1.02) and 136,607 share purchase options exercisable at Cdn$1.23 per share (1,200,000 Great China options at an exercise price of US$0.12 per share - 1,200,000 divided by 8.7843 equals 136,607, and 8.7843 multiplied by US$0.12 and divided by an exchange rate of 0.86 equals Cdn$1.23) .
10 This is based on the assumed exercise of the Continental warrants with an exercise price of $1.05 per share. If that occurs, the issued shares of Continental would then be 53,057,571. Assuming that 36 million shares are issued for all of the shares of Great China, Great China would own just over 40% of the shares of the combined company (36 million divided by ‘the sum of subject to a number of conditions and/or assumptions, including:

-	Continental proposes to acquire a controlling interest in Great China, and thereafter merge Great China with Continental to form a “Newco” (Continental after the business combination)
-	a binding Merger Agreement is to be negotiated and settled
-	all of the Great China warrants (200,375 at an exercise price of US$0.75 per share) will have expired
-	acceptance by the appropriate stock exchanges
-	receipt of all necessary court approvals
-	approval of shareholders of each company by way of a special majority
-	receipt of all necessary required third party consents in connection with the material contracts of the companies
-	the Board of Directors of Newco shall consist of seven persons nominated by Continental and two by the Principal Shareholder (Mr. Wang Zhi)
-

providing the Principal Shareholder is successful in securing all necessary mining permits within one year from the date of submission of the initial permit, and so long as all necessary permits are issued before March 31, 2009, the Principal Shareholder will receive a bonus of 2.5 million Continental shares and 2.5 million Continental warrants exercisable at $1.59 until the earlier date which is one year after receipt of all permits and March 31, 2010

-

700,000 share purchase options, exercisable at $1.61 until February 28, 2011, shall be granted to the Principal Shareholder in his capacity as a director of Newco, vesting as to one-third on each anniversary date for three years after closing

-	completion of due diligence investigations
-	receipt of a fairness opinion from an independent financial advisor
-	the merger is to be closed by June 30, 2006
-

prior to the closing, Continental may complete a financing for up to US$30 million, providing the price per Continental or Newco share or unit (share and warrant) and any shares on exercise of the warrants is not less than US$1.50

-

the exchange ratio is based on zero proceeds for the non-core assets (all of Great China’s mineral properties other than its interests in the Xietongmen property and surrounding properties within 10 kilometers of the perimeter of the Xietongmen property); however the exchange ratio will be adjusted upwards to reflect the value of the actual proceeds of disposition

-

if a superior offer is received (a superior offer means an offer that has a value of at least 120% of the closing share price of either Continental or Great China as at March 31, 2006), any party may terminate the agreement. The terminating party must pay the other party an amount in cash equal to 1% of the market capitalization of the terminating party if it is Continental and 5% of the value of the Great China shares of the Principal Shareholder if it is Great China

-

the Principal Shareholder will have restrictions on the number of Newco shares to be sold until the earlier of the date which is 36 months from closing and the date which the Principal Shareholder owns less than 10% of Newco’s shares.

______________________________________________________________________________________________________________
53,057,571 plus 36,000,000’ equals 40.4%) . Although Continental has about 2.8 million options, these are reasonably close to the present share trading price of Continental, and therefore would not have a material ‘dilutive’ effect.

3.0        XIETONGMEN MINERAL DEPOSIT

The major assets of each of Continental and Great China are their respective interests in the Xietongmen copper-gold deposit in Xizang Zizhiqu Province (Tibet), People’s Republic of China. As a result, this property will be discussed in some detail, followed by brief summaries of the surrounding mineral properties (see Section 5.0) and other mineral properties of Great China (see Section 6.0) .

3.1        PROPERTY INTERESTS IN XIETONGMEN

In February 2004, Continental reached an interim agreement (the “Property Option Agreement”) with China NetTV Holdings Inc., now known as Great China Mining Inc. (“Great China”), pursuant to which Continental acquired the right to earn up to a 60% interest in Great China’s Xietongmen copper-gold property, located 240 kilometers southwest of Lhasa in Tibet.

In November 2004, the Property Option Agreement was cancelled and a formal agreement was signed in its place (the “Preliminary Option Agreement”), that required further Canadian and Chinese approvals. Under the Preliminary Option Agreement, Continental acquired options to earn up to a 60% interest in Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”). Tian Yuan is a “wholly-owned foreign enterprise” (as defined in China) which owns 100% of the Xietongmen Property.

In December 2004, a formal agreement (the “Formal Agreement”) was finalized and subsequently received Canadian and Chinese regulatory approvals. Under the Formal Agreement, Continental acquired options to earn up to a 60% interest in Highland. Continental could earn an initial 50% interest in Highland by paying initial option payments totaling US$2 million (US$1.2 million was paid in December 2004 and the balance of US$0.8 million was paid a year later) and funding Highland to allow it to conduct a further US$5 million of exploration on the Xietongmen Project (which was met by Continental). Upon acquisition of 50% of Highland, Continental could, at its option, increase its interest in Highland to 60% (and thereby reduce Great China’s interest to 40%) by funding a further US$3 million in exploration expenditures on the Xietongmen Property within the following year.

It is expected that Continental will have earned a 60% before the end of April 2006. Under the Formal Agreement, Continental is the operator of Highland and Tian Yuan during the option period. Further equity funding upon Continental earning a 60% interest will be on a 60% Continental - 40% Great China basis. There will be a proportionate reduction in the shareholdings of any shareholder which fails to match the funding of the others.

In December 2004, a Highland Shareholders Agreement was executed as required under the Formal Agreement. Under the Highland Shareholders Agreement, if the other parties’ shareholdings in Highland fall below 15%, those parties may elect to convert their holdings to an entitlement of 12.5% of the after pay-back net profit of Highland.

Descriptions of the geology of the mineral properties have been compiled by Barry Price, M.Sc., P.Geo., (B.J. Price Geological Consultants Inc.) from company reports (specifically, a Technical Report by C. M.

Rebagliati, P. Eng. Dated February 16, 2004) and press releases, all of which are public information available on the websites of Great China and Continental respectively, and from the SEDAR website. Price has not visited the subject properties but has inspected and reported on numerous other mineral deposits throughout China.

3.2        REGIONAL GEOLOGY11

Tibet is a well-developed region of the world, where converging tectonic plates have led to a number of sub-parallel “suture zones” with associated porphyry copper mineralized deposits. These suture zones, including the Jinshajiang, Yarlung Zangbo, and Nujiang-Bangong sutures have a long history of oceanic plate subduction and continental-collision with well-developed associated magmatic activity, marked by numerous high-level granitic plutons that are favorable for the formation of porphyry copper deposits. “Porphyry” deposits are sought by exploration companies for their large size and suitability to bulk-mining methods.

In the vicinity of the Brahmaputra River, west of Lhasa, a major suture led to the Andean-type Gangdese Arc, a continental plutonic-volcanic complex, forming in two stages during the late Jurassic-early Cretaceous and the late Cretaceous-Tertiary times in response to subduction of oceanic lithosphere beneath the Lhasa block that was earlier accreted to the Asian tectonic plate. The Gangdese thrust fault juxtaposes the Late Cretaceous fore-arc basin deposits of the Lhasa Block (the Xigase Group) over the older sedimentary rocks of the Indian plate. The Xietongmen gold-copper deposit is situated within the central part of the Gangdese Arc metallogenic province of porphyry and skarn gold-copper deposits.

3.3        LOCAL GEOLOGY

In the region of the Xietongmen property, Carboniferous to Tertiary volcanic and sedimentary rocks have been intruded by Cretaceous to Tertiary age “Andean-type” granitic plutons, ranging in size from the Gangdese Batholith to much smaller stocks. Major east-west faults in this area are cut by northeast and north trending faults, and many units are in fault-bounded. In the area of the Xietongmen property, the Gangdese batholith is characterized by east-west elongated plutons with preserved remnants of Cretaceous to Tertiary volcanic rocks.

Rebagliati’s (2004) description of the Xietongmen property geology is based on the geological map and report made by the Tibet Geological Exploration Bureau and his observations from a visit to the property, including examination of drill core from diamond drill holes ZK 0301 and ZK 0701 and a petrographic study of 35 core samples.

The major geological unit is a west-northwest striking, moderately northeast-dipping series of metamorphosed volcanic tuffs of possible Cretaceous age that are intruded by a hornblende plagioclase dacite and/or diorite porphyry stock. A large granitic pluton, located north of the deposit area, may be the cause of the hornfelsing of the volcanics. Crossing the volcanic package of rocks is a 150 meter to 500 meter-wide northwest-trending alteration zone. Diamond drill holes ZK 0301 and ZK 0701 (completed by Great China in 2003) and adit PD 04 extended into the alteration zone encountered significant

______________________________
11 This has been condensed from a 2004 Technical report by C.M. Rebagliati, P.Eng.

concentrations of gold and copper with smaller amounts of silver and zinc mineralization over broad intervals.

Most of the rock samples from the drill core were identified as dacite or dacite tuff because of the presence of scattered, rounded quartz phenocrysts in a groundmass dominated by feldspars and quartz. Intense alteration has produced a variety of contact metamorphic and alteration mineral assemblages, including abundant andalusite, quartz, biotite/phlogopite, chlorite, muscovite, sericite, and ankerite, with minor garnet, and sulphides including pyrite, pyrrhotite, chalcopyrite, sphalerite and galena.

The presence and textures of abundant andalusite indicates that the rocks were metamorphosed at moderately high temperature and pressure, and may have formed in the contact metamorphic aureole of a large plutonic rock mass such as the Gangdese batholith. Thin skarn units, dominated by massive tremolite and clinozoisite or well banded units, probably of andesitic tuffaceous sedimentary rock with thin bands rich in plagioclase, clinopyroxene and quartz, occur as rare interbeds in the dacitic tuff units.

Samples from the bottom of drill hole ZK 0701 are of a more mafic intrusive rock, containing altered hornblende, plagioclase and quartz phenocrysts. This unit is less intensely altered than the dacite tuffs, and may be similar to the diorite porphyry stock that is located approximately 600 m southwest of adit PD 04.

3.4        MINERAL TITLE

The Xietongmen Property itself is comprised of one Mineral Resource Exploration Permit (Certificate No. 0100000420086) that is 12.9 square kilometers in area. The writers have not independently verified the legal status of the Property.

3.5        PORPHYRY COPPER DEPOSIT

According to Rebagliati (2004) mineralization on the Xietongmen property is spatially associated with a 150 m to 500 m wide, northwest-trending, gossanous alteration zone that has been traced by geochemical surveys, geological mapping and test pit excavation over a length of 1.5 kilometers, and this distance was extended approximately 3 km by prospecting. Sulphide minerals, hosted by the metamorphosed dacite tuffs, flows and/or dykes, occur mainly as disseminated grains in the rock and in quartz veinlets that range up to 20 mm in thickness.

Prior to the main phase of drilling, the PD 04 adit (and its crosscuts) and the two diamond drill holes (ZK 0301 and ZK 0701) clearly established good horizontal and vertical continuity of the gold and copper mineralization over an area of approximately 200 m by 250 m and depth of by 300 m. At that time, the mineralization was open in all directions. The mineralized alteration zone widens to the southeast where it becomes covered by shallow, laterally extensive alluvium.

Sulphide mineralization within the zone averages about 5% and ranges up to 15% by volume. In order of relative abundance, the sulphides present are pyrite, pyrrhotite, chalcopyrite, sphalerite, and minor galena and traces of molybdenite. Silver, zinc and lead concentrations are relatively high for a porphyry-type deposit. Multi-element ICP geochemical analyses indicate very low concentrations of deleterious elements, such as arsenic, antimony, mercury and bismuth.

The proximity to the Gangdese batholith and the diorite porphyry stock, and the broad extent and form of the gold-copper mineralization leads to the interpretation of the Xietongmen deposit as an atypical porphyry-style gold-copper deposit. The deposit also has minor gold-copper-zinc skarn-like features that have been overprinted by a contact metamorphic aureole associated with the Gangdese batholith.

3.6        EXPLORATION HISTORY

The history of the Xietongmen property is summarized from Rebagliati (2004) and from Wardrop (2006).

1983-85        The Central Chinese Government provided funds to carry out regional geological surveys at a scale of 1:1,000,000 during the years 1983-1985.

1989-2000        The Tibet Geological Bureau sponsored regional geochemical stream sediment surveys at a scale of 1:500,000 in 1989-93, and implemented follow-up work of a gold anomaly in the vicinity of Xietongmen in 2000. This work included geological, geophysical and soil geochemical surveying and digging several widely spaced test pits to determine the cause of the soil geochemical anomaly. Geological mapping and gold-copper soil geochemical data show a strong spatial correlation to alteration, with values from 10-4426 ppb Au and 50-1121 ppm. Cu. However, the upslope projections of the alteration zone and its associated geochemical anomaly are masked by colluvium and alluvium. Most exploration pits dug to evaluate the soil anomaly were abandoned in colluvium at a depth of about 8 meters, but pits 03QJ 1, 2 and 3 and pit 03QJ8 has material which assayed 2.66%, 2.20%, 4.76% and 0.98% copper, respectively, with minor gold. The mineralization displayed in the pits was of immediate interest. An Induced Polarization (IP) survey was also done but with an early system, not amenable to interpretation.

2001-02        In 2001 and 2002, adits PD 01 and PD 04, respectively, were excavated by the 6th Geological Exploration Team of Tibet to determine the nature and tenor of the mineralization; consecutive two-meter long channel samples were taken in the adit walls. These returned assays of economic interest indicating porphyry style mineralization. The assay values were later corroborated by due diligence sampling by Rebagliati in 2002. In December 2002, Honglu Investment Holdings, Inc.(“Honglu”) acquired the property and obtained a Prospecting Permit through its 65% owned subsidiary Danlu Resource Development Co. Ltd.

2003 - 2004        In July 2003, China Net (now Great China) acquired a 100% interest in the property from Honglu and drilled two vertical diamond core-holes totaling 703 meters. The core was split in half by chisel and sampled at 2 meter intervals which were assayed for gold and copper only. Results from the drilling and adits are listed below:

TABLE OF INITIAL DRILL AND ADIT RESULTS

Type	Drill Hole Adit/CX		From (meters)	To (meters)	Intercept (meters)	Au g/t	Cu %	CuEQ %
DDH	ZK0301		34.64	269.21	234.57	0.58	0.47	0.84
DDH	ZK0301	Incl.	64.69	180.28	115.59	0.68	0.57	1.01
DDH	ZK0701		25.40	231.90	206.50	1.43	0.68	1.59

DDH	ZK0701	Incl.	25.40	118.05	92.65	1.96	1.02	2.27
Adit	PD04		74.00	187.00	113.00	0.50	0.56	0.88
CX	PD04-YM2		0.00	24.00	24.00	0.71	0.50	0.96
CX	PD04-YM3		0.00	55.00	55.00	1.03	0.59	1.25
CX	PD04-YM3A		0.00	29.00	29.00	0.75	0.52	1.00
CX	PD04-YM4		0.00	76.20	76.20	1.91	1.23	2.45

Copper equivalent calculations use metal prices of US$350/oz for gold and US$0.80/lb for copper. Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing. CuEQ = Cu % + (Au g/t x 11.25/17.64) . DDH = diamond drill hole CX = crosscut

Late in 2003, the property was examined by Rebagliati for Continental Minerals Corporation; his impressions and results were presented in a Technical Report date February 2004. Rebagliati’s conclusions were:

“Exploration at Xietongmen is at an early stage, yet many key aspects of the project are known. The presence of a substantial gold-copper deposit has been established by diamond drill holes ZK0301 and ZK0701and adits PD 01 and PD 04, however, the full strike length of the alteration zone is unknown and remains unexplored”.

Rebagliati’s recommendations included proposed exploration activities designed to bring the technical knowledge of the entire property up to a common level and to simultaneously advance the delineation of the identified gold-copper deposit. A US$3,000,000 Phase I exploration program involving geological, geochemical and geophysical surveys and a concurrent 10,000 m of diamond drilling program was proposed for the Xietongmen property. A second phase (estimated to cost US$5,000,000), to include delineation and infill diamond drilling, was also proposed, contingent upon favorable results being obtained from Phase I.

2004:        Based on the property examination and Technical Report, China Net (which later became Great China) announced that the Company had reached a preliminary agreement with Hunter Dickinson, Inc. (“HDI”), whereby HDI had the right to earn a 60% interest in the Xietongmen property pursuant to an Option Agreement. HDI then assigned all its rights to Continental Minerals Corp. Under the terms of the Property Option Agreement, Continental was required to pay the Company a total of US$2,000,000 and incur expenditures totaling US$5,000,000 over a 24 month period in order to earn a 50% interest in the Property. (This interest has now been earned). Continental also had the right to acquire a further 10% interest in the Property by incurring a further US$3,000,000 of expenditures in year 3 (which interest has now also been earned). Upon Continental earning its interest, Continental and the Company would pursue development of the Property on a joint venture basis.

2004        In November 2004, the Company signed a formal agreement (the “Preliminary Option Agreement”). Under the Preliminary Option Agreement, the Company acquired options to purchase up to 60% of the shares of Highland Mining Inc. (“Highland”), the British Virgin Islands parent company of Tibet Tian Yuan Minerals Exploration Ltd. (“Tian Yuan”), is a Chinese private company registered in China as a wholly-owned foreign enterprise which owns 100% of the Xietongmen Property. In December 2004, a formal agreement (the “Formal Agreement”) was finalized and received Canadian and Chinese regulatory approvals.

3.7        2005 EXPLORATION PROGRAM

The northwest-southeast trending Xietongmen porphyry copper-gold deposit was tested by 21,000 meters of drilling in 2005 over an area of approximately 900 meters by 400 meters. The 50-metre drill spacing demonstrated strong continuity to the copper and gold mineralization, both laterally and vertically, and an average thickness of 200 meters. The drill data are reported in numerous press releases and will not be repeated in this report.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, supervised the drilling and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program included rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performed the sample preparation and assaying for the project. Gold analysis was by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays were done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

The accompanying plan and sections illustrate the effective drilling campaign of Phase I.

3.8        MINERAL RESOURCES

An estimate of Mineral Resources was prepared by Continental staff and audited by Gregory Mosher, P.Geo., and Andy Nichols, P.Eng. of Wardrop Engineering, an independent Qualified Person as defined by Canadian regulatory rule NI 43-101. The resource was estimated using ordinary kriging, employing a cut of top values to 5 g/t for gold and 2.0% for copper.

The resource estimate is current, and is in compliance with the provisions of NI 43-101. A technical report, detailing the resource estimate, has now been filed on www.sedar.com.

The resource estimate is based on drill core assay results from 62 vertical holes (21,000 meters) drilled at a 50-metre spacing over an area of approximately 900 meters northwest-southeast by 400 meters northeast-southwest. The maximum thickness of the mineralized interval is 250 meters, and it averages 200 meters. There is strong continuity to the mineralization both laterally and vertically within the deposit. A plan map and longitudinal and cross sections of the Xietongmen deposit are shown on the previous pages as reproduced from Continental/Great China press releases.

TABLE OF MEASURED AND INFERRED MINERAL RESOURCE
(Reproduced from Wardrop, 2006)

WARDROP MEASURED RESOURCE
					CONTAINED	CONTAINED
CUTOFF	TONNES	CUEQ	COPPER	GOLD	COPPER	GOLD
CUEQ	T	%	%	g/t	POUNDS	TROY OZ
>0.70	78,100,000	0.98	0.50	0.83	860,000,000	2,081,000
>0.50	118,600,000	0.85	0.43	0.73	1,122,000,000	2,770,000
>0.30	160,400,000	0.73	0.37	0.63	1,301,000,000	3,230,000

WARDROP INFERRED RESOURCE
					CONTAINED	CONTAINED
CUTOFF	TONNES	CUEQ	COPPER	GOLD	COPPER	GOLD
CUEQ	T	%	%	g/t	POUNDS	TROY OZ
>0.70	6,300,000	0.91	0.44	0.80	61,800,000	161,000
>0.50	14,000,000	0.73	0.34	0.67	105,000,000	302,000
>0.30	25,500,000	0.58	0.26	0.55	146,000,000	449,000

Wardrop noted that a CuEq cutoff of 0.50% is considered to be appropriate, subject to the completion of a feasibility study.

The resource estimate is described in a report by Greg Mosher, P.Eng., Wardrop Engineering Ltd. For Continental and Great China dated March 24, 2006. The authors have not independently verified the above noted resource estimate, but have no reason to doubt its accuracy.

3.9        PRELIMINARY METALLURGICAL TESTING

Results of metallurgical scoping tests have been encouraging, showing that both the hypogene and supergene mineralization can be floated at relatively coarse primary grinds (80% passing 150 microns). On average, rougher flotation, at that size, recovered 93.4% of the copper and 82.7% of the gold from the hypogene composite, and 90.6% of the copper and 75.4% of the gold from the supergene sample. Further optimization is required on the supergene sample. It is anticipated that the grades of the flotation concentrates are likely to reach 25% copper, or higher. Initial Bond ball mill tests for samples from the supergene and hypogene zones gave work indices of 12.1 and 14.6 kilowatt-hours/tonne, respectively. Additional work is required to fully assess gold recovery. A systematic program of metallurgical sampling to evaluate the deposit in greater detail was initiated in February 2006, and a total of 74 composite samples are currently being collected. (Source: Wardrop Report, 2006).

3.10        2006 EXPLORATION PROGRAM

The 2006 exploration program by Continental and Great China for the Xietongmen Project includes the following:

  significant drilling,
  baseline environmental and socioeconomic studies,
  resource estimates,
  metallurgical testing and
  mine planning.

The goal of the above program is to fully delineate the Xietongmen deposit and to collect the engineering, environmental and socioeconomic data necessary to complete a feasibility study for the Project in 2007. Exploration of additional targets that have been identified will also be carried out.

In conjunction with these activities, a program of community engagement will be expanded, with the long- term objective of ensuring that the project provides direct, tangible benefits for local communities.

The 2006 program commenced In February 2006. Continental is the operator of the project, and has now earned a 60% interest in the parent holding company that owns 100% of the Xietongmen Project.

4.0        DONGGAPU, ZEMUDUOLA, AND BANONGLA PROPERTIES

In March and April 2005, Great China signed Lease and Option Agreements with private companies in China to acquire 60% interests in each of the Donggapu and Banongla propertiesand an 80% interest in the Zemoduola property, all in the vicinity of the Xietongmen title. Up to December 31, 2006, Great China has spent US$0.632 million, US$0.126 million and US$0.623 million on each of Donggapu, Banongla, and Zemoduola, respectively. Remaining expenditures (as at December 31, 2005) required to earn the interests in Donggapu, Banongla, and Zemodoula were US$68,000, US$274,000, and US$77,000, respectively.

The boundaries of Zemoduola, Donggapu, and Banongla lie within ten kilometers of the Xietongmen property boundary, with the Donggapu and Banongla properties being contiguous to the Xietongmen property. The trend of current mineralization at the Xietongmen discovery may extend towards and into the adjoining Donggapu and Banongla properties. In June 2005, Great China commenced a field program on the foregoing properties that included geological mapping, geophysical and geochemical surveys, trenching, sampling, and a limited diamond drill program.

As part of the proposed transaction to acquire the shares of Great China, Continental has offered to purchase the minority interests in the foregoing properties for an aggregate of 1.5 million Continental shares, plus 1.5 Continental warrants exercisable at $1.59 for two years after the completion of the Great China/Continental merger, plus US$2.5 million cash (less the costs, other than reasonable legal costs, incurred to finalize the ownership structure of Great China’s interest in the properties immediately surrounding the Xietongmen property) payable as to US$500,000 on closing and the remainder in equal payments on each anniversary of closing for four years.

The discussion below is based on a Summary Geological Report prepared for Great China by Roger Moss, Ph.D., P.Geo.dated March 31, 2006.

4.1        ZEMODOULA

The Zemodoula property lies approximately 6 kilometers west of Xietongmen. Exploration work completed on the Zemuduola property to date includes geological mapping, an induced polarization (IP) survey, trenching, and 252.4 meters of diamond drilling in two short holes.

The property is underlain by intermediate to felsic volcanic rocks, intruded in places by diorite porphyry. Scattered outcrops of limestone occur in several parts of the property.

Mineralization identified to date on the Zemuduola property occurs in two zones (Zone I and II). Both zones have been trenched, but only Zone II has been drilled. Surface mineralization, consisting dominantly of malachite is hosted mainly by andesite that appears relatively unaltered.

Five trenches across and around Zone I show significant copper gold and silver values including a 2 meter interval averaging 4.35% copper, 2.23 g/tonne gold and 67.50 g/tonne silver and a 28 meter interval averaging 1.60% copper, 1.25 g/tonne gold and 12.96g/tonne silver (Figure 2).

Surface trenches at Zone II contained values up to 8.11 g/tonne gold and 1.98% copper over 4 meters in Trench TC-6. A 52 meter interval in trench T-16 averaged 0.61g/tonne gold and 0.79% copper. Trench results are shown in table form below:

TABLE OF TRENCH RESULTS AT ZEMODUOLA
(From Moss, 2006)

Highlights of trenching on the Zemuduola Property

Zone	Trench	Width	Cu	Au	Ag
		(meters)	(%)	(g/tonne)	(g/tonne)
I	TC1	28	1.25	1.57	12.96
I	TC2	4	1.21	0.36	10.50
I NE	ZBT5	2	1.20	0.47	27.90
I NE	ZBT14	4	1.36	0.51	12.05
I NW	ZBT18	2	2.23	4.35	67.50
II	ZTC6	18	0.98	3.75	12.02
II	ZTC7	58	0.55	2.46	4.01
II	ZTC16	34	0.98	0.75	5.85

At present, although the surface showings appeared promising, results of drilling to test for mineralization at depth (given in a Table below) have been disappointing.

TABLE OF DRILL INTERCEPTS AT ZEMODUOLA
(From Moss, 2006)

	from	to	width	Au	Cu
Hole ID	meters	meters	meters	(g/tonne)	(%)
ZK801	15.65	33.70	18.05	0.88	0.35
including	22.40	28.40	6.00	1.84	0.91
ZK801	40.7	43.1	2.4	0.62	0.03
ZK801	185.3	198.2	12.9	0.43	0.01
including	191.3	192.2	0.9	2.35	0.01

Moss states that “the main priority on Zemuduola should be to drill test the mineralization at Zone I and to define possible extensions to the mineralization in the altered zone to the northwest. Despite the good surface results, Zone II should be a lower priority target due to the disappointing drill results”.

4.2        DONGGAPU

The Donggapu concession is central, between Xietongmen on the east and Zemoduola on the west. Exploration work completed on the Donggapu property to date includes geological mapping, soil sampling, an induced polarization (IP) survey, trenching and 642.42 meters of diamond drilling in three holes.

The property is underlain predominantly by intermediate to felsic volcanic rocks of the upper Cretaceous Danshiding Group which are intruded by a number of stocks and plugs of granodioritic to dioritic composition. Similar bodies also intrude limestone near the southern property boundary.

Four mineralized/altered zones (Zones III, IV, V, VI) have been recognized on the Donggapu property. Of these, Zone III is the largest, and has been mapped over a area of 1.5km by 2.5km long and remains open to the northwest onto the Banongla Property. Mineralization is hosted by quartz porphyritic intermediate-felsic volcanic rocks (possibly equivalent to the dacite mapped at Xietongmen). The alteration is dominated by silicification and pyritization with rare sericitization that increases near the Banongla property boundary. Copper mineralization consists typically of malachite with rare chalcopyrite.

Three holes (ZK701, ZK1101 and ZK801) were drilled to test for mineralization at depth in Zone III. Results for this drill program are shown below. The most interesting intercept was in Hole ZK 1101, with 72 meters averaging 0.90 g/t gold and 0.11% copper.

TABLE OF DRILL INTERCEPTS AT DONGGAPU
(From Moss, 2006)

			Total	From
			Depth (m)
Hole ID	Azimuth	Inclination		(m)	To (m)	Interval	Au (g/tonne)	Cu (%)
ZK701	0	-90	100.25	31.14	50.5	19.36	nsv	0.13
ZK701				58.5	61.5	3	0.10	0.13
including				60.50	61.50	1.00	0.25	0.16
ZK701				93.5	94.5	1	0.03	0.30

ZK1101	0	-90	111.67	20.91	93.19	72.28	0.90	0.11
including				31.41	42.44	11.03	1.71	0.16
and				54.34	72.05	17.71	1.54	0.14

ZK801	0	-90	430.5	12	15.2	3.2	0.20	0.08
ZK801				191.65	199.3	7.65	0.26	0.08

Zone IV is intermittently exposed over a 1km east-west strike length and lies to the south of Zone III. Soil samples indicate strong gold values >500 (ppb?) with anomalous lead (>1000 ppm) and Zinc (>500ppm?), although lower copper than observed at Zone III. Altered quartz porphyritic intermediate- felsic volcanic rocks host mineralization consisting of pyrite, galena, malachite and chalcopyrite. The zone is gold-rich with up to 38.4 g/tonne Au, 2.57% Cu, 1,546 g/tonne Ag, 3.40% Pb and 1.62% Zn. The width of the zone has not been determined as it is covered by overburden to the south. No drilling has yet been carried out on Zone IV.

Zones V and VI are smaller zones that occur to the west of the Dongga gold property (not owned by Great China and Continental) . Trenching of these zones returned values up to 1.07% Cu and 0.53g/tonne Au over 2m in Zone V1 and 0.03% Cu and 1.24g/tonne Au in Zone V. A copper/gold stream sediment anomaly occurs to the west of Zone VI.

Moss noted that “although the results of the three drill holes were disappointing, they did indicate that the intense silicification and pyritization making up zone III does continue at depth. The alteration appears to be about 1.5 kilometers wide by 2.5 kilometers long on the Donggapu property and extends northwest onto the Banongla property. The extent of the alteration zone on the Banongla property has not been identified. There is also significant sericite alteration near the Donggapu – Banongla boundary that may not have been identified previously”.

4.3        BANONGLA

The Banongla concession lies to the east of Xietongmen, with a northern “dogleg” that extends to the north of the Zemoduola and Donggapu concessions (see accompanying sketch).

Very little work appears to have been carried out in the past on the Banongla property other than a stream sediment survey. Stream sediment anomalies occur in the area to the north of the adjacent Donggapu property where values range up to 22 ppb gold, 227 ppm. copper, 343 ppm. lead and 533 ppm. zinc. Mineralization, consisting of pyrite, chalcopyrite and malachite together with magnetite and hematite, has been found in the vicinity of these anomalies, and may be related to the Donggapu Zone III mineralization to the southeast. A second stream sediment anomaly, with values in excess of 17 ppb gold and 220 ppm. copper, occurs in the south of the Banongla property, to the southeast of the Xietongmen discovery.

The geology of the Banongla property is not known in detail, as little previous work was done. However, observations made by Moss (2006) indicate that the geology may be similar in nature to that on the Donggapu property.

The Donggapu alteration zone III extends into the northwestern portion of the Banongla property, and this alteration consists dominantly of silicification and pyritization, similar to that in the Donggapu Zone III. There is also significant sericite in some areas that becomes locally pervasive and is the strongest sericitization seen on any of the four properties.

Moss (2006) recommended that future exploration on the Banongla property should focus on the areas of anomalous stream sediment geochemistry and on the possible extension of Donggapu zone III onto the Banongla property at its common boundary.

4.4        SUMMARY OF ADJACENT PROPERTIES

In summary for the properties adjacent to Xietongmen, there are interesting copper gold and base metal mineralized areas and significant alteration zones. Surface trenching results on some of the areas were promising. Preliminary exploration diamond drilling has given a number of low to moderate grade intercepts that could be followed up. As yet there are no showings or deposits with demonstrated economic potential comparable to that at the adjacent Xietongmen deposit.

5.0        OTHER MINERAL PROPERTIES OF GREAT CHINA

Great China originally had rights/permits/leases/option agreements representing between 60% to 100% interests in about 45 mineral properties elsewhere in Tibet. Some of the properties contain occurrences of copper, gold, lead, zinc, and industrial minerals. These other mineral properties (non-core assets) are at a very early stage of exploration. In addition, many of them require significant payments to the Government as reimbursements for its prior expenditures, as well as required minimum expenditures per year on exploration. As a result of the foregoing, these properties have been deemed to be non-core assets, and have been dropped in order to focus on Xietongmen.

6.0        GREAT CHINA MINING, INC

6.1        OVERVIEW

Great China is an exploration company focusing on identifying, acquiring, and developing mineral resources in the Peoples Republic of China. The Company’s major asset is its interest in the Xietongmen copper-gold porphyry deposit, located in Tibet, China. Great China’s common stock is traded on the NASD Electronic Bulletin Board under the symbol “GCHA.OB”. The average closing share prices in March and April (to April 12 – the day before the announcement of the acquisition) 2006 were US$0.152 12 and US$0.145, respectively, or about Cdn$0.175 and Cdn$0.167, respectively. Working capital (mostly cash) is approximately Cdn$4.0 million.

The head office is located in the World Trade Centre, Suite 536 – 999 Canada Place, Vancouver, B.C., Canada. Great China’s telephone number is 604-641-1366, its fax number is 604-641-1377, and the website is www.greatchinamining.com.

6.2        WORKING CAPITAL

The working capital of Great China as at December 31, 2005, was about US$223,000. However, since then 42,000,000 warrants (at an exercise price of US$0.08 per share) were exercised, resulting in additional cash of US$3,360,000. Based on the foregoing, and expenditures for three months, the working capital as at April 30, 2006, has been estimated to be approximately Cdn. $3.8 million.

6.3        OTHER ASSETS / LIABILITIES

The fixed assets of Great China have a net book value of US$13,600, or about Cdn$16,000, an amount which is not material to the Company.

______________________________
12 All dollars in this report are Canadian dollars, unless specifically stated otherwise. However, it should be noted that the financial statements of Great China are expressed in US dollars, while those of Continental are expressed in Canadian dollars.

6.4        SHARE STRUCTURE

The fully diluted number of shares, along with the additional cash from the assumed exercise of the options13, are set out below:

	Shares	Cash (Cdn$)

Shares issued and outstanding at March 31, 2006:	316,235,575	$3,900,000

Share Purchase Options:
Options at US$0.10 per share:	1,000,000	115,000
Options at US$0.12 per share:	1,200,000	165,000
Options Subtotal:	2,200,000	$280,000
Totals:	318,435,575	$4,180,000

6.5        SHARE TRADING HISTORY

The recent trading price histories of Great China (expressed in Canadian dollars based on an exchange rate of US$0.86 equal to Cdn$1.00) is summarized below:

Great China

Closing Share Price on April 12:	$0.161[14]

High Trading Prices in April[15] 2006:	$0.195
Low Trading Prices in April 2006:	$0.149
Average Closing Prices in April 2006:	$0.167
High Trading Prices In Past Year[16] :	$0.333
Low Trading Prices In Past Year:	$0.038

______________________________
13 There are also 200,375 warrants at an exercise price of US$0.75 per share, which have been assumed to expire, since they are at an exercise price of more than five times the recent share trading price.
14 The actual closing price was US$0.140, or Cdn$0.161, based on an exchange rate of US$0.87 equal to Cdn$1.00.
15 To April 12, 2006
16 To April 12, 2006

7.0        CONTINENTAL MINERALS CORPORATION

7.1        OVERVIEW

Continental’s principal business activity is the acquisition, exploration, and development of mineral properties. Over the past three years, Continental has focused its efforts on the Xietongmen property in China, and has now earned a beneficial interest of 60%. Continental’s common stock is traded on the TSX Venture Exchange (“TSVX”) under the symbol “KMK”. The average closing share prices in March and April (to April 7) 2006 were $1.66 and $1.57, respectively. The head office of Continental is located at Suite 1020 – 800 West Pender Street, Vancouver, B.C., Canada; and its website is www.continentalminerals.com.

7.2        WORKING CAPITAL

The working capital as at May 15, 2006, was stated by Continental to be approximately $2.1 million. Assuming that the remaining 1,294,000 warrants (at an exercise price of $1.05 per share) are exercised, the current working capital would be $3.4 million. Continental has informed us that it has now earned its 60% interest, and has spent an additional US$2.42 million (about Cdn$2.7 million) since it earned its 60% interest. If this $2.7 million is added to the $3.4 million, the working capital (after the assumed exercise of the warrants) at the time that Continental earned its 60% interest would have been about $6.1 million.

7.3        OTHER ASSETS / LIABILITIES

Other assets of Continental consist of equipment and vehicles, with a net book value of $132,000.

According to the notes to the Continental financial statements (December 31, 2005), Continental also has 12,438,916 non-voting, redeemable preferred shares without par value, which have been presented as “asset-neutral” due to the obligation of Continental to redeem the shares for Taseko Shares. As Continental has the obligation to redeem the redeemable preferred shares immediately after the Gibraltar preferred shares have been redeemed, the redeemable preferred shares and the Gibraltar preferred shares have been offset*. Accordingly, a nominal $1 amount is reported on the balance sheet of Continental as follows:

	December 31 2005	December 31 2004
Investment in Gibraltar preferred shares (note 3(a))	$ 26,764,784	$ 26,764,784
Redeemable preferred shares of the Company (note 6(f))	(26,764,784)	(26,764,784)
Investment in net smelter returns royalty (note 3(b))	1	1

Glanville has (for purposes of this Fairness Opinion) assumed that this nil amount is reflective of the net value, but has not reviewed the various transactions, and is therefore not providing an opinion on the foregoing (such an opinion is best provided by legal counsel).

* The terms of holding of the Continental and Gibraltar Redeemable preferred Shares are described in Appendix “A” (reproduced exactly from the 2006 KMK Annual Information Form).

7.4        SHARE STRUCTURE (Continental)

The fully diluted number of Continental shares, along with the additional cash from the assumed exercise of the options17 and warrants are set out below:

	Shares	Cash

Shares issued and outstanding at April30, 2006:	51,773,185
Share Purchase Options:
Options at $1.10 per share:	326,600	358,600
Options at $1.33 per share:	231,667	308,117
Options at $1.70 per share:	900,000	1,530,000
Options at $1.20 per share:	260,000	312,000
Options at $1.50 per share:	15,000	22,500
Options at $1.61 per share:	1,040,000	1,674,400
Options Subtotal:	2,773,267	$4,205,617

Warrants at $1.05 per share:	1,294,000	$1,358,700

Fully-diluted Share Total:	55,840,452

7.5        SHARE TRADING HISTORY

The recent trading price history of Continental is summarized below:

Continental

Closing Share Price on April 12:	$1.89

High Trading Prices in April[18] 2006:	$2.00
Low Trading Prices in April 2006:	$1.56
Average Closing Prices in April 2006:	$1.74

High Trading Prices In Past Year[19] :	$2.00
Low Trading Prices In Past Year:	$0.94

______________________________
17 Since the closing trading price of a share of Continental was $1.89 on April 12, 2006, all of the share purchase options are in-the-money.
18 To April 12, 2006
19 To April 12, 2006

8.0        DEFINITION OF FAIRNESS

For the purposes of this Fairness Opinion, the proposed transaction would be fair to the shareholders of Great China (from a financial point of view) if the financial value of the rights and interests attributable to Great China shareholders after the proposed transaction is completed is not less than the financial value of their interests as shareholders prior to the proposed transaction. In other words, the proposed transaction should not result in a decrease in the financial value to the shareholders of Great China.

9.0        RELATIVE VALUES

The recent trading price histories of Great China and Continental are summarized below:

	Great China	Continental

Closing Share Prices on April 12:	$0.161[20]	$1.89

High Trading Prices in April[21] 2006:	$0.195	$2.00
Low Trading Prices in April 2006:	$0.149	$1.56
Average Closing Prices in April 2006:	$0.167	$1.74

High Trading Prices In Past Year[22] :	$0.333	$2.00
Low Trading Prices In Past Year:	$0.038	$0.94

Based on the closing share trading prices of Great China and Continental on April 12, 2006, Continental would be paying a premium of about one third for all of the shares of Great China ($1.89 divided by ‘$0.161 multiplied by 8.7843’ equals 1.336, or a 33.6% premium) Such a premium for control (shareholders of Continental would own about 60% of the combined company) is reasonable, especially considering the fact that Great China has a minority interest in the Xietongmen project (40%). However, it should be noted that Great China has the right to earn interests in three properties that ‘surround’ Xietongmen. This additional value is, in Glanville’s opinion, offset by the fact that a minority discount should be applied to Great China’s interest in Xietongmen.

It should also be noted that the value of share trading of Continental has been significantly higher than that of Great China. For example, in April (to April 7), the value of Continental trading was almost eight times that of Great China. In March and February, 2006, the value of Continental trading was about three and four times, respectively, that of Great China.

______________________________
20 The actual closing price was US$0.140, or Cdn$0.161, based on an exchange rate of US$0.87 equal to Cdn$1.00.
21 To April 12, 2006
22 To April 12, 2006

10.0        FAIRNESS CONSIDERATIONS

In addition to the foregoing calculations, Glanville considered a number of other factors, some of which are set out below:

-	the fact that Continental has earned a 60% interest in Xietongmen
-

the fact that the Xietongmen property is the main asset of each company, and the fact that the percentage shareholdings in the combined company by shareholders of Great China and Continental will be about 40% and 60%, respectively – the same beneficial interests in Xietongmen that each company now has

-	the “track record” of success in exploration and development by the principals of Continental
-	the relative working capital positions of each company as at March 31, 2006, and the estimated relative working capital positions at the time Continental has earned its 60% interest
-	the prior financings of each company
-	the indicated value of the Xietongmen deposit, based on comparables (dollars per ounce of contained gold and cents per pound of contained copper in the resource)
-	the ownership dilution implications of the transaction
-	the numbers and exercise prices of the options and warrants of each of Great China and Continental
-	the technical and financial expertise of the proposed management and board of directors of the combined company
-	the size and financial strength of the combined company
-	the operating experience of the Hunter Dickinson group at the Gibraltar Mine in British Columbia
-	the expertise of the skilled technical staff (including geoscientists and mining engineers) of the Hunter Dickinson group, who have worked on a number of similar projects throughout the world
-	the fact that Great China would have to raise substantial financing to maintain its interest in the Xietongmen Project, or have its interest diluted
-	the promotional and fund-raising track record of the principals of Continental
-	the elimination of the overhead (including legal, accounting, office expenses, and administrative and management fees) required for managing two separate public companies
-	the interests that Great China may earn (by completing the option earn-in requirements) in the mineral properties ‘surrounding’ Xietongmen (Donggapu, Banongla, and Zemoduola
-	the offer by Continental for the minority interests in Donggapu, Banongla, and Zemoduola
-	the elimination of the duplication of stock exchange filings
-	the recent volumes and trading ranges of the companies’ shares
-	the synergies in exploration/development/construction that will likely be realized with the projects under the control of one company

11.0        FAIRNESS OPINION

As a result of the foregoing, it is Glanville’s opinion that the proposed exchange ratio of 8.7843 shares of Great China for each one share of Continental (resulting in the shareholders of Great China owning about 40% of the shares of the combined company23) is fair, from a financial point of view, to the shareholders of Great China. However, Glanville expresses no opinion as to the expected trading price of the shares of Continental if the proposed transaction is completed. Moreover, this Fairness Opinion does not constitute a recommendation to buy or sell the shares of Great China or Continental.

This fairness opinion may be relied upon (subject to the qualifications set out in this report) by the Board of Directors, regulatory authorities, and shareholders of Great China, but may not be used or relied upon by any other person without express prior written consent. However, Glanville consents to the duplication and inclusion of this Fairness Opinion in a Prospectus or Information Circular.

Signed in Vancouver, British Columbia, on May 15, 2006

/s/ Ross Glanville
Ross Glanville, B.A.Sc., P.Eng., MBA
Qualified Person

______________________________
23 This is based on the assumed exercise of the Continental warrants with an exercise price of $1.05 per share. If that occurs, the issued shares of Continental would then be 53,057,571. Assuming that 36 million shares are issued for all of the shares of Great China, Great China would own just over 40% of the shares of the combined company (36 million divided by ‘the sum of 53,057,571 plus 36,000,000’ equals 40.4%)

12.0        REFERENCES

Geological Reports

Moss, Roger, (2006); Summary Report and Recommendations for Future Exploration on the Donggapu, Banongla, Zemuduola and Tangbai Properties, Tibet, People’s Republic of China. Prepared for Great China Mining Inc. by Roger Moss, Ph.D., P.Geo., Moss Exploration Services Ltd. dated March 31, 2006

Rebagliati, Marc. (2004): Amended Summary Report on the Xietongmen Gold-copper Deposit Xietongmen Property for Continental Minerals Corporation, Rongma Village - Brahmaputra River – Xietongmen County, South-Central Xizang Zizhiqu Province (Tibet), People’s Republic of China. Rebagliati Geological Consulting Ltd, C.M. Rebagliati, P.Eng. dated February 16, 2004. )Technical Report in compliance with NI 43-101)

Mosher, Greg, and Nichols, Andrew, (2006); Technical Report on the Resource Audit of the Xietongmen Project, Tibet, People’s Republic of China., private report by Wardrop Engineering Inc. for Continental Minerals Corporation and Great China Mining Inc. dated March 24, 2006. (Technical Report in compliance with NI 43-101)

Other Documents and Sources:

Press Releases Great China Mining Corp.

Press Releases Continental Minerals Corp

Annual Information Forms for Continental Minerals Corp. for 2003, 2004, 2005

Annual Financials for Continental dated 2002-2005

Misc. Interim Financial Statements for Continental

Management Discussion and Analysis for Continental dated Sept 30, 2005

Great China Mining Corp. website March-April 2006

Continental Minerals Corporation website March April 2006

13.0        CERTIFICATE OF ROSS GLANVILLE

I, Ross Glanville, of 7513 Pandora Drive, Burnaby, British Columbia, Canada, hereby certify that:

1.        I graduated with a B.A.Sc. Degree (Mining Engineering) from the University of British Columbia in 1970.

2.        I obtained a Masters Degree in Business Administration (MBA) from the University of British Columbia in 1974.

3.        I am a registered member of the Association of Professional Engineers of British Columbia, and have been since 1972.

4.        I became a member of the Certified General Accountants Association of B.C. in 1980.

5.        I am a member of the Canadian Association of Mineral Valuators.

6.        I am the president of Ross Glanville & Associates Ltd., a company specializing in the valuations of companies and mineral properties, and the provision of fairness opinions.

7.        I have been practicing my profession since 1970, and have valued companies in over fifty countries.

8.        I was formerly President of Giant Bay Resources Ltd. and Vice President of Wright Engineers Ltd. (now Fluor Daniel Wright), an international engineering and consulting company. Prior to that, I was an engineer and project manager with Placer Dome Ltd., and a mining and investment analyst with two major investment and holding companies.

9.        I have not reviewed the title to the mineral properties of Continental or Great China, since this is best carried out by legal counsel. In addition, I have relied on reports on the properties.

10.        The attached Fairness Opinion has been prepared for Great China, and is based largely on information provided to Glanville. Although it is believed that the information received is reliable under the conditions and subject to the limitations contained in this report, and while information has been checked as to its reasonableness, Ross Glanville & Associates Ltd. cannot guarantee the accuracy thereof.

11.        I have no interest, nor do I expect to receive any interest, either directly or indirectly, in Great China, Continental, or associated companies.

12.        I herewith grant my permission for Great China to use this report for whatever purposes it deems appropriate, subject to the disclosures set out in this Certificate and this Fairness Opinion

Signed in Vancouver, British Columbia, on May 15, 2006

/s/ Ross Glanville
Ross Glanville, B.A.Sc., P.Eng., MBA

14.0        CERTIFICATE OF BARRY PRICE

I, Barry J. Price, M.Sc., P.Geo., do hereby certify that:

1.        I am President of B.J.Price Geological Consultants Inc. of: Ste 1028 - 470 Granville Street, Vancouver BC., Canada, V6C 1V5.

2.        I graduated with a B.Sc.and M.Sc. degree in Geology from the University of British Columbia in 1965 and 1972 respectively.

3.        I am a registered member of the Association of Professional Engineers and Geoscientists of BC (APEGBC) No. 19810 (1992)

4.        I have worked as a geologist for a total of 41 years since my graduation from university.

5.        I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of this report.

6.        I am responsible for the preparation of sections of this Fairness Opinion concerning geology of the properties and Mineral Resources.

7.        I have not had prior involvement with the property that is the subject of the Fairness Opinion. I have not visited the subject property.

8.        I am not aware of any material fact or material change with respect to the subject matter of the Fairness Opinion that is not reflected in the text, the omission to disclose which would make this document incomplete or misleading.

9.        I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.        The geological sections of this Fairness Opinion have been prepared by me based on Technical Reports which have been filed as public documents and which are in compliance with NI 43-101.

11.1        I consent to the filing of the Fairness Opinion with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 15th Day of May 2006.

/s/ Barry James Price
Barry James Price, M.Sc., P.Geo.
Qualified Person

APPENDIX A

GIBRALTAR REDEEMABLE PREFERRED SHARES

Gibraltar Preferred Shares

On October 16, 2001, Continental completed a reorganization of its business and share capital pursuant to an Arrangement Agreement dated February 22, 2001 with Taseko Mines Limited (“Taseko”) and its subsidiary Gibraltar Mines Ltd. (“Gibraltar”). As a result of the reorganization of Continental and the disposition of the Harmony Project, Continental’s share capital was adjusted to include common shares and redeemable preferred shares and consequently Continental’s principal asset on completion of the reorganization was 12,483,916 redeemable, non-dividend, non-voting (except in certain events) preferred shares of Gibraltar Mines Ltd., and its principal equity shares are non-voting redeemable preferred shares which track the Gibraltar Preferred Shares.

The 12,483,916 Gibraltar Preferred Shares held by Continental are redeemable, non-dividend-earning preferred shares of Gibraltar which are non-voting except that they may vote in certain events if Gibraltar proposes to sell the Harmony Project for Proceeds (as defined) of less than $20 million. They also vote as a class pursuant to the provisions of the Company Act (British Columbia) in the event Gibraltar proposes to alter, modify or abrogate the stated special rights appurtenant thereto.

Gibraltar is obliged to redeem the Gibraltar Preferred Shares on the sale of all or substantially all of the Harmony Project (at least an 80% interest in the Harmony Project), excluding an option or joint venture which does not result in the certain or immediate transfer of 80% of Gibraltar’s interest in the Harmony Project or upon the commencement of Commercial Production at the Harmony Project (an “HP Realization Event”). The commencement of Commercial Production generally means the operation of a mine or milling facility at the Harmony Project that operates at 75% of its rated capacity for any 20 days in 30 consecutive days. On the occurrence of an HP Realization Event, Gibraltar must redeem the Gibraltar Preferred Shares for their Paid-up Amount (as adjusted, as defined below). Gibraltar must pay the redemption proceeds by distributing that number of Taseko shares to holders of Gibraltar Preferred Shares equal to the paid-up amount (as adjusted) divided by a deemed price per Taseko Share, which will vary dependent on the timing of such HP Realization Event. The deemed value of Taseko shares in such circumstances is based upon the previously established conversion rates into Taseko shares of a $17 million debenture granted in arm’s length negotiations with Boliden Westmin (Canada) Limited (“Boliden”) issued to Boliden at the time that Taseko acquired the Gibraltar mine from Boliden in July of 1999. The conversion rates under this debenture are the same as the deemed Taseko Share price for purposes of an obligatory redemption based on an HP Realization Event occurring by the below-noted dates and are as follows:

(i) until July 21, 2001, $3.39,
(ii) if after July 21, 2001, $3.64,
(iii) if after July 21, 2002, $3.89 and thereafter increasing by $0.25 per year each July 21.

The initial Paid-up Amount for the Gibraltar Preferred Shares is $62.77 million, subject to reduction prior to redemption for certain stated events. The amount will be reduced to the extent that the actual net proceeds of disposition of the Harmony Project is less than $62.77 million, or to the extent that the fair market value of Gibraltar’s interest in a mine at the Harmony Project is determined to be less than $62.77 million. The Paid-up Amount (as adjusted) will be increased in the event Gibraltar receives consideration by way of granting an option to a third party which forfeits such option and as well in the event of any reductions of the Paid-up Amount (as adjusted) as a consequence of a taxing tribunal, such amount will be again credited to the account should the proceeds of disposition exceed the reduced Paid-up Amount (as adjusted) by an amount greater than the reduction. In no event will the Paid-up Amount (as adjusted) exceed $62.77 million nor be less than $20 million. Net proceeds of disposition shall mean the fair value of all consideration received by Gibraltar as a consequence of a sale of the Harmony Project net of Gibraltar’s reasonable costs of disposition, costs incurred by Gibraltar after the Effective Date in connection with the Harmony Project, and a reasonable reserve determined by Gibraltar’s auditors for Gibraltar’s liabilities for taxes arising in consequence of the sale or other disposition of the Harmony Project.

By way of illustration, if Gibraltar sells the Harmony Project in October of 2002 for $54.77 million after expending $7 million on further exploration, then the number of Taseko shares issuable to Continental on redemption would be calculated as $62.77 million less $8 million (shortfall of sale price from $62.77 million) less $7 million (Gibraltar’s subsequent expenditures) equals $47.77 million divided by $3.89, resulting in approximately 12.28 million Taseko shares. If there is no HP Realization Event within ten years (and assuming no adjustments to the Paid-up Amount), the Gibraltar Preferred Shares will be redeemed by Gibraltar for that number of Taseko shares valued at the greater of $10.00 and the weighted average trading price of Taseko shares for the immediately preceding 20 trading days each (6.277 million shares assuming no adjustment to this initial Paid-up Amount and that Taseko shares are not trading higher than $10). The total number of Taseko shares to be issued on redemption is between 2 million and 18 million Taseko shares.

The Gibraltar Preferred Shares also require that Gibraltar not sell the Harmony Project, except pursuant to an HP Realization Event, but options and joint ventures are permitted as long as the third party expends funds in the Harmony Project. Gibraltar may not alter the rights of these shares without the consent of the holders (initially Continental).

Continental Redeemable Shares

On the closing date of the reorganization, for each ten common shares held, each Continental shareholder received one new Continental common share and ten redeemable Continental Preferred Shares (a “Redeemable Share”). The Redeemable Shares are non-voting and non-dividend bearing and are redeemable by Continental in certain events, such as the occurrence of a Harmony Project value realization event (“HP Realization Event”), at which time Gibraltar becomes obliged to redeem the Gibraltar Preferred Shares for Taseko shares. Continental will not redeem the Redeemable Shares prior to the date that the Gibraltar Preferred Shares are redeemable for Taseko shares. Redeemable Shares will have a CUSIP identification number separate from Continental Shares. Continental will redeem the Redeemable Shares for the number of Taseko shares received by Continental on redemption of the Gibraltar Preferred Shares, less such number of them necessary for Continental to be able to pay any tax payable by Continental as a result of the distribution of Taseko shares to holders of Redeemable Shares, prior to distributing the remainder of them pro rata to holders of Redeemable Shares. After such distribution, the holders of Redeemable Shares shall not be entitled to any further distributions of Continental assets and the Redeemable Shares will be cancelled.

The Redeemable Shares do not vote except on any proposal to alter their special rights and restrictions, or in the event that Continental wishes to seek their approval to authorize a sale of the Harmony Project (as one of the possible HP Realization Events) for less than $20 million. As long as any of the Redeemable Shares are outstanding, Continental may not, without the prior approval of the holders of the Redeemable Shares:

(a) pay any dividends on the Continental Shares or any other shares ranking junior to the Redeemable Shares, other than stock dividends payable in Continental Shares or any such other shares ranking junior to the Redeemable Shares, as the case may be; or

(b) redeem or purchase or make any capital distribution in respect of Continental Shares or any other shares ranking junior to the Redeemable Shares;

Additionally, the Redeemable Shares shall be entitled to a preference over the Continental Shares and any other shares ranking junior to the Redeemable Shares with respect to the distribution of assets on the liquidation, dissolution or winding-up of Continental, whether voluntary or involuntary, or any other distribution of the assets of Continental, among its members for the purpose of winding up its affairs.

The aforementioned preference of the Redeemable Shares is limited to Continental’s obligation to distribute to the holders of the Redeemable Shares the Gibraltar Preferred Shares (less a reserve for taxes related to the distribution), after which the holders of Redeemable Shares shall not be entitled to share in any further distribution of Continental’s assets. In addition, Continental may not dispose of its Gibraltar Preferred Shares. The Redeemable Shares are not now and will not in future be listed on any stock exchange.

In furtherance of the Plan of Arrangement, Taseko, Continental and Gibraltar entered into a Support Agreement that, among other ancillary items, provides for Taseko’s obligations to issue Taseko shares to holders of Gibraltar Preferred Shares according to the terms of the Gibraltar Preferred Share Provisions. Additionally, the Support Agreement contains provisions which provide for an equivalent and equitable adjustment to the number of Taseko shares to be issued on redemption of the Gibraltar Preferred Shares where:

(a) Taseko distributes by dividend or otherwise Taseko shares (or securities carrying rights to or exchangeable for, Taseko shares) to all or substantially all of the holders of outstanding Taseko shares; or

(b) Taseko elects to consolidate, split or otherwise change Taseko shares or effect an amalgamation, merger, reorganization or other transaction affecting Taseko shares. While any Gibraltar Preferred Shares are outstanding, Taseko agrees that it will remain the majority beneficial owner of the majority of the issued and outstanding voting securities of Gibraltar. Generally, the Support Agreement may not be amended unless the amendment(s) are approved by the holders of the Gibraltar Preferred Shares and the Redeemable Preferred Shares. A full copy of the Support Agreement and the Arrangement Agreement are available on request of the Company.